Exhibit 99.2
Olink publishes 2022 annual report

UPPSALA, Sweden, March 27, 2023 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced that the Annual Report for 2022 is now available on the Company’s website at https://investors.olink.com/.

About Olink
Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

IR contact
Jan Medina, CFA, VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Andrea Prander, Corporate Communications Manager
Mobile: +46 768 775 275
andrea.prander@olink.com